Filed pursuant to Rule 433
December 14, 2006
Relating to Preliminary Pricing Supplement No. 45 to
Registration Statement Nos. 333-137691, 333-137691-02
Dated September 29, 2006

ABN AMRO Bank N.V. S-NOTESSM
Preliminary Pricing Sheet – December 14, 2006

AUTO CALLABLE KNOCK-IN TRIPLE EXCHANGEABLE SECURITIES DUE DECEMBER 31, 2007

OFFERING PERIOD: DECEMBER 14, 2006 – DECEMBER 26, 2006

SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody’s Aa3, S&P AA-)
Lead Agent:	ABN AMRO Incorporated
Offering:	Auto Callable Knock-In Triple Exchangeable Securities due December 31, 2007 (the “Securities”)
Underlying Stocks:	The common stocks of Coach, inc., Tiffany & Co. and Polo Ralph Lauren Corporation (Bloomberg Codes: COH <US> <Equity>, TIF <US> <Equity> and RL <US> <Equity>)
Denominations:

Each Security has a principal amount of $1,000, subject to a minimum purchase of 10 Securities ($10,000). The Securities will be issued in integral multiples of $1,000 in excess of the $10,000 minimum purchase amount.

Issue Size:	TBD
Issue Price:	100%
Payment at Maturity:	Unless the Securities were previously redeemed, for each $1,000 principal amount of Securities, the payment at maturity is based on the performance of the Underlying Stocks, as follows:
• If the closing price of each of the Underlying Stocks on the Determination Date is at or above its Initial Price, we will pay you 132% of the principal amount of each Security in cash.
• If the closing price of one or more of the Underlying Stocks is below its Initial Price on the Determination Date, then:
- We will pay you the principal amount of each Security in cash, if the closing price of each of the Underlying Stocks has not fallen below its Knock-In Level during the Knock-In Period; or
- We will deliver to you a number of shares equal to the Stock Redemption Amount of the worst performing Underlying Stock if the closing price of any one or more of the Underlying Stocks has fallen below the Knock-In Level on any trading day during the Knock-In Period.
You will receive cash in lieu of fractional shares.
Initial Price:	For each Underlying Stock, 100% of the Closing Price of such Underlying Stock on the Pricing Date.
Stock Redemption Amount:	For each Underlying Stock, a number of shares of such Underlying Stock equal to $1,000 divided by the Initial Price of such Underlying Stock.
Trigger Level:	For each Underlying Stock, 100% of its Initial Price.
Knock-In Level:	For each Underlying Stock, 85% of its Initial Price.
Knock-In Period:	The period from and excluding the Pricing Date to and including the Determination Date.
Status:	Unsecured, unsubordinated obligations of the Issuer
Early Redemption Event:	An event as determined by the calculation agent where the closing price of each Underlying Stock is equal to or greater than its respective Trigger Level on any Early Redemption Determination Date.
Early Redemption Determination Dates:	March 26, 2006, June 26, 2007 and September 26, 2007.
Early Redemption Price:	In case of an Early Redemption Event, the Securities will be redeemed for cash in whole but not in part on the 10th business day following the Early Redemption Event at a price equal to the following percentage of their principal amount:
(i) 108% if the Early Redemption Event occurs on March 26, 2007;
(ii) 116% if the Early Redemption Event occurs on June 26, 2007; and
(iii) 124% if the Early Redemption Event occurs on September 26, 2007.
CUSIP:	00078UCA6 ISIN: US00078UCA60
Status:	Unsecured, unsubordinated obligations of the Issuer

Trustee:	Wilmington Trust Company
Securities Administrator:	Citibank, N.A.
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	Sales in the European Union must comply with the Prospectus Directive
Pricing Date:	December 26, 2006, subject to certain adjustments as described in the related pricing supplement
Settlement Date:	December 29, 2006
Determination Date:	December 26, 2007, subject to certain adjustments as described in the related pricing supplement
Maturity Date:	December 31, 2007 (One Year)

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting ABN AMRO Holding N.V. on the SEC website at <http://www.sec.gov> or at <http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=abn&filenum=&State=&SIC=&owner= include&action=getcompany>. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

SUMMARY

     The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 5 of this document. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

     The Securities are non-principal protected securities issued by us, ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V. Unlike ordinary debt securities, the Securities do not pay interest. The Securities are senior notes of ABN AMRO Bank N.V. and have a maturity of one year, but are subject to redemption in case of Early Redemption Event as described below. The payment at maturity on the Securities is determined based on the performance of the Underlying Stocks as described below. Therefore your principal is at risk and you may lose some or all of your initial investment.

What will I receive at maturity of the Securities?

     Assuming no Early Redemption Event occurs, the payment at maturity of the Securities will depend on (i) whether the closing price of one or more of the Underlying Stocks on the Determination Date is below its Initial Price and, if so, (ii) whether the closing price of one or more of the Underlying Stocks on the primary U.S. organized exchange or market for such Underlying Stock, which we call the relevant exchange, fell below the Knock-In Level with respect to such Underlying Stock on any trading day during the Knock-In Period.

If the closing price of each of the Underlying Stocks on the Determination Date is equal to or greater than its respective Initial Price, we will pay you in cash 132% of the principal amount of the Securities you hold.

If the closing price of any one or more of the Underlying Stocks on the Determination Date is below its respective Initial Price, we will either:

-	Pay the principal amount of each Security in cash, if the closing price of each of the Underlying Stocks on the relevant exchange has not fallen below the Knock-In Level for such Underlying Stock on any trading day during the Knock-In Period; or

-	Deliver to you, in exchange for each $10,000 principal amount of the Securities, a number of shares equal to the stock redemption amount of the worst performing Underlying Stock, if the closing price of any one or more of the Underlying Stocks on the relevant exchange has fallen below the Knock-In Level for such Underlying Stock on any trading day during the Knock-In Period.

In this latter case, the market value of the shares of Underlying Stock we will deliver to you will be less than the principal amount of each Security and could be zero. You therefore may lose all or a substantial amount of your investment.

     On the Determination Date, if we will deliver shares of an Underlying Stock as described above, we will determine which of the Underlying Stocks is the worst performing, and consequently which of the Underlying Stocks we will deliver to you at maturity, according to the following formula:

Determination Price - Initial Price
Initial Price

where the Determination Price for an Underlying Stock is the closing price of such Underlying Stock on the Determination Date.

     When may the Securities be redeemed and what will I receive upon redemption?

     If an Early Redemption Event occurs, we will redeem the Securities for cash in whole but not in part at a redemption price that will depend on the Early Redemption Determination Date on which the Early Redemption Event occurred. If an Early Redemption Event occurs on March 26, 2007, the redemption price for each $10,000 principal amount of Securities will be 108% of such principal amount, or $10,800. If an Early Redemption Event occurs on June 26, 2007, the redemption price for each $10,000 principal amount of Securities will be 116% of such principal amount, or $11,600. If an Early Redemption Event occurs on September 26, 2006, the redemption price for each $10,000 principal amount of Securities will be 124% of such principal amount, or $12,400.

     In case of Early Redemption Event, the Early Redemption Date will be the 10th business day following the related Early Redemption Determination Date. We will provide notice of such redemption not less than 5 business days before the Early Redemption Date.

How is the Stock Redemption Amount determined?

     The Stock Redemption Amount for each $1,000 principal amount of any Security is equal to $1,000 divided by the Initial Price of the Underlying Stock linked to such Security. The value of any fractional shares of such Underlying Stock that you are entitled to receive, after aggregating your total holdings of the Securities linked to such Underlying Stock, will be paid in cash based on the closing price of such Underlying Stock on the Determination Date.

Can you give me an example of the payment at maturity?

     Let’s assume in this hypothetical example that the Securities have not been redeemed prior to maturity. Let’s further assume that the Securities are linked to Stock A, Stock B and Stock C. Also assume that the Initial Price of Stock A, Stock B and Stock C is $80, $60 and $100, respectively, and the Knock-In Levels are each 85% of the Initial Price. Consequently, the Stock Redemption Amount would be 12.5 shares for Stock A, 16.67 shares for Stock B and 10 shares for Stock C, or $1,000 divided by their respective Initial Price. In addition, the Knock-In Level would be $68 for Stock A, $51 for Stock B and $85 for Stock C, or 85% of their respective Initial Price.

     (1) If the Determination Price of Stock A, Stock B and Stock C is $80, $61 and $145, respectively, you would receive a cash payment equal to 132% of the principal amount of Securities you hold, or $13,200 for each $10,000 principal amount of Securities. In this case, because the Determination Price of each of the three stocks is above their respective Initial Price, you would receive 132% in cash of the principal amount of the Securities you hold, irrespective of whether any of the stocks breached their Knock-In Level during the Knock-In Period.

     (2) If the Determination Price of Stock A, Stock B and Stock C is $75, $61 and $145, respectively, your payment at maturity would depend on whether any of the stocks breached their Knock-In Level during the Knock-In Period. This is because the Determination Price of at least one of the stocks, Stock A in this case, was below its Initial Price.

     Let’s further assume that none of the three stocks breached its respective Knock-In Level during the Knock-In Period. In this case, you would receive 100% in cash of the principal amount of the Securities you hold, or $10,000 for each $10,000 principal amount of Securities.

     Alternatively, let’s now assume that one of the three stocks, Stock B, breached its Knock-In Level at some point during the Knock-In Period. In this case, you would receive a payment in shares equal to the Stock Redemption Amount of the worst performing of the three Underlying Stocks. Because in this example Stock A is the worst performing of the three stocks, you would receive 12.5 shares of Stock A for each $1,000 principal amount of Securities you hold, or 125 shares for $10,000 principal amount of Securities. The value of these 125 shares would be $9,375 (calculated by multiplying $125 by $75), which is less than the principal amount of $10,000. You would have lost some of your initial investment.

     This example is for illustrative purposes only and is based on a hypothetical offering. It is not possible to predict the closing price of any of the Underlying Stocks on the Determination Date or at any time during the life of the Securities. We will set the Initial Price, Trigger Level, Knock-In Level and Stock Redemption Amount on the Pricing Date.

What if I have more questions?

     You should read the “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities. ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

RISK FACTORS

Investors should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to their particular circumstances before deciding to purchase them. It is important that prior to investing in these Securities investors read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities. In addition, we urge investors to consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO’s parent. As a result, investors assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO defaults on its obligations under the Securities. Any obligations or Securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Principal Risk

The Securities are not ordinary debt securities: they are not principal protected and they do not pay any interest. In addition, if the Determination Price of one or more of the Underlying Stocks is below its Initial Price and if one of the Underlying Stocks breached its Knock-In Level during the Knock-In Period, investors in the Securities will be exposed to the decline in the price of the worst performing Underlying Stock below the Initial Price of such Underlying Stock. Accordingly, investors may lose some or all of their initial investment in the Securities.

Limited Return

The amount paid at maturity of the Securities will never exceed 132% of the principal amount of the Securities. Any payment you receive at maturity or due to en early redemption event will not take into account the actual appreciation of the Underlying Stocks. All payments on the Securities are fixed and the amount of each payment depends on a number of factors. In some events, the Securities may not yield any return at all and in such circumstances, the value of what you receive at maturity may be zero.

The Underlying Stocks May Correlate with Each Other

All three Underlying Stocks are from the same industry sector: the personal luxury goods sector. It is often, but not always, the case that prices of stocks in the same industry sector may move up or down in a similar pattern due to macroeconomic factors affecting that industry sector. This phenomenon is referred to as “correlation.” Choosing three stocks in the same industry sector is likely to result in correlation between the three Underlying Stocks, and it is possible that correlation will be detrimental to investors. This is impossible to predict.

Liquidity Risk

ABN AMRO does not intend to list the Securities on any securities exchange. Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and investors may not receive their full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the price of the applicable Underlying Stock, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

There is no direct legal authority as to the proper U.S. federal income tax characterization of the Securities, and we do not intend to request a ruling from the Internal Revenue Service (“IRS”) or from the Dutch authorities regarding the Securities. No assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Securities described in the section of this Pricing Supplement entitled “United States Federal Income Taxation.” If the IRS were successful in asserting an alternative characterization for the Securities, the timing and character of income on the Securities could differ materially from our description herein. You should review carefully the section in the accompanying Pricing Supplement entitled “United States Federal Income Taxation” and consult your tax advisor regarding your particular circumstances.